Exhibit 99.2

Ability Inc.

ABILITY INC.

Registrar no.: 303448

To: The Securities Authority	To: The Tel Aviv Securities Exchange Ltd.	T121 (Public)	Transmitted on MAGNA:	01/01/2020
www.isa.gov.il	www.tase.co.il		Reference	2020-01-000600

Immediate Report

Explanation: do not use this form when a form matching the reported incident exists

Issuing results must be reported in T20 and not in this form.

Reports on debenture ratings or corporate ratings must be submitted using the T125 form.

Nature of incident: Classification of the Company as a “Small Corporation”

Reference numbers of additional documents on the subject:_________ , _________ , _________ .

_________

File attached

The Company is not a shell company as defined by the Stock Exchange’s bylaws.

Date on which the corporation learned about the incident: December 30 2019 at: 16:00

Details of signatories authorized to sign in the corporation’s name:

	Name of Signatory	Position

1	Avi Levin	Chief Financial Officer
_________
2	Anatoly Hurgin	Chairman of the Board of Directors and CEO
_________

Explanation: in accordance with Regulation 5 of the Periodic and Immediate Reports Regulation (1970), a report filed in accordance with these regulations shall be signed by those authorized to sign on behalf of the corporation. The staff position on the subject can be found on the Authority’s website: Press here.

Reference numbers of additional documents on the subject (the reference does not constitute inclusion by way of reference):

The corporation's securities are not listed for trade on the Tel Aviv Securities Exchange	Form structure update date: December 31st 2019

Abbreviated Name: Ability

Address:	14 Yad Harutzim , Tel Aviv 6770007 Telephone no.: 03-6879777, Fax: 03-5376483
Email: avi@ability.co.il Company website: www.interceptors.com

Former names of reporting entity:

Name of electronic reporter: Yannai Andrei Position: Outside legal counsel Name of employer: Barnea & Co., Attorneys at Law

Address: 58 Harakevet , Tel Aviv 6777016 Telephone no.: 03-6400600 Fax: 03-6400650 Email: ayanai@barlaw.co.il

To	To

The Securities Authority	The Tel Aviv Stock Exchange Ltd.

Via MAGNA	Via MAGNA	January 1 2020

Re: Classification of the Company as a “Small Corporation”

Following the immediate report of Ability Inc. (hereinafter: “the Company”) from December 29 2019 (ref. no. 2019-01-114564) regarding delisting the Company’s ordinary shares from the Nasdaq (Nasdaq Capital Market) effective at the close of business on December 27 2019, and the fact that the Company is changing its reporting format to a format in accordance with Chapter F of the Securities Law, 1968 (hereinafter: “the Law”) which apply to corporations reporting in Israel, in all matters pertaining to its immediate reports, the Company is honored to announce that on December 30 2019 the Company Board of Directors confirmed that the Company meets the criteria of the term “Small Corporation” as defined in Regulation C5 of the Securities Regulations (Periodic and Immediate Reports), 1970 (hereinafter: “the Regulations”).

In light of the above, the Board of Directors has decided to adopt all of the relief by virtue of Regulation 5d of the Regulations, inasmuch as they are relevant to the Company.

Respectfully,

Ability Inc.

Anatoly Hurgin, Chief Executive Officer	Avi Levin, Chief Financial Officer